Room 4561

October 4, 2006

Mr. Arthur Wang
Chief Executive Officer
Gigamedia Limited
14th Floor, 122 Tunhwa North Road
Taipei, Taiwan R.O.C.

>**Re: Gigamedia Limited**
>**Form 20-F for Fiscal Year Ended December 31, 2005**
>**Filed June 28, 2006**
>**Form 6-K Filed on March 24, 2006**
>**Form 6-K Filed on May 17, 2006**
>**File No. 000-30540**

Dear Mr. Wang:

We have reviewed your response letter dated September 5, 2006 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note your response to our prior comment no. 1.   Tell us when the amendment will be filed. Also, confirm that PricewaterhouseCoopers is reissuing their opinion.

Consolidated Statements of Operations, page F-5

2.   We note your response to our previous comment no. 3 and your breakdown of cost of revenues for the Company's entertainment and online business. We further note your discussion of UIM's Web site operators ("partners") on page 20 of your response, where you indicate that the partners typically earn from 20% to 25% of the net gaming revenues. Notwithstanding your response to our FIN 46R comment below, tell us how you account for the amounts paid to partners including how you account for the "negative balances" incurred by certain partners when the players' winnings exceed their losses. Given the pricing structure paid to your partners and assuming UIM incurs other costs in addition to the partner fees, please explain the 13.9% and 14.7% cost of revenues for your entertainment and online business in fiscal 2004 and 2005, respectively.

Note 3. Variable Interest Entity, page F-17

3.   We note your response to our previous comment no. 3. Please note that we have not yet concluded as to whether the UIM is within the scope of FIN 46R and we are still analyzing your response as to whether the partners are variable interest holders pursuant to paragraph B22 of FIN 46R. Regardless, we disagree with your conclusions as to which party (if any) is the primary beneficiary in this arrangement. Therefore, with regards to your analysis of the primary beneficiary, please explain the following:

- In your analysis of whether UIM is a VIE (page 19 of your response) you indicate that the expected losses for the software licensing contract period are US$4.173 million. Does this represent the expected losses for the entire contract or just UIM's equity investor's share of the expected losses? In this regard, we note your analysis of the primary beneficiary on page 21 of your response, where you indicate that the expected losses are US$6.766 million. Please explain.
- You indicate that considering the fact that UIM's equity at risk was only US$250,000, which was insufficient to absorb the expected loss as calculated, UIM's equity investor was deemed not the primary beneficiary. Please note that the expected losses are only limited to the equity at risk in determining whether UIM is a variable interest, not in determining whether UIM is the primary beneficiary. Please explain.
- We further note that the Company concluded that CESL was the primary beneficiary. Pursuant to paragraph 14 of FIN 46R, however, an enterprise that will absorb a <u>majority</u> of the entity's expected losses, receive a majority of the entity's expected residual returns, or both shall consolidate a VIE. According to the Company's analysis, however, you absorbed only 38.3% of the total expected losses, which does not constitute a majority (greater than 50%) as

contemplated by FIN46R. Therefore, it appears based on your analysis that the Company would be the primary beneficiary. Please explain.

4.   Please keep in mind that based on the Company's response to our FIN 46R comment, we may have additional comments with regards to your previous responses to the Staff's other comments (i.e. revenue recognition, Item 4.B disclosures, etc.).

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding these comments.

Very truly yours,

Kathleen Collins
Accounting Branch Chief